Tom Sheehan (207) 228-7165 direct tsheehan@bernsteinshur.com

October 1, 2021

VIA ELECTRONIC TRANSMISSION

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Peachtree Alternative Strategies Fund (File No. 811-23184/ 333-259169)

Ladies and Gentlemen:

Enclosed please find preliminary proxy materials filed by Peachtree Alternative Strategies Fund (the “Fund”) on Schedule 14A seeking shareholder approval of the following proposal:

1) a proposal to approve new investment advisory agreement (“New Advisory Agreement”) between the Fund and HB Wealth Management, LLC (“HBWM”), a newly formed subsidiary of Homrich & Berg, Inc. (“H&B”), the Fund’s previous investment adviser, an action that is necessary because of certain transactions that resulted in changes to the ownership structure of H&B that constituted a presumptive change of control of H&B, resulting in an assignment of the investment advisory agreement between the Fund and H&B previously in effect and its termination under the terms of that agreement and the requirements of the Investment Company Act of 1940, as amended (“1940 Act”).

As described in the proxy, the transactions that resulted in the presumptive change in control were consummated on September 30, 2021.

Shareholder approval of the New Advisory Agreement is necessary because of the requirements of section 15(a) of the Investment Company Act of 1940, which makes it unlawful for any person to serve as the investment adviser of a registered investment company except pursuant to a written contract that has been approved by vote of the majority of the outstanding voting securities of such registered company. In anticipation of the presumptive change in control of the Adviser, the Fund’s Board of Trustees met on September 22, 2021 and unanimously approved the New Advisory Agreement with HBMW, subject to shareholder approval, and unanimously recommended that shareholders approve the proposal. At the same meeting, to ensure that shareholders of the Fund were not deprived of investment management services during the pendency of the proxy vote to approve the New Advisory Agreement, the Board also approved an interim advisory agreement with HBMW (“Interim Advisory Agreement”) with a maximum duration of 150 days and also compliant with the requirements of Rule 15a-4(b)(2) under the 1940 Act. Finally, Board also approved an interim expense limitation agreement (“Interim ELA’) and a new expense limitation agreement (“New ELA”), both of which were

Division of Investment Management

U.S. Securities and Exchange Commission

October 1, 2021

substantively identical to the expense limitation agreement that was in place in connection with the Fund’s prior advisory agreement with H&B. The Interim ELA is coterminous with the Interim Advisory Agreement. The New ELA will go into effect immediately upon shareholder approval of the New Advisory Agreement.

We have acted as counsel to the Registrant in connection with this filing. Please do not hesitate to contact me and/or Jesse Halle of Ultimus Fund Solutions, the Fund’s administrator, if you have any questions or comments regarding this filing. I can be reached by phone at (207) 228-7165 or by e-mail me at tsheehan@bernsteinshur.com. Jesse can be reached at (513) 869 4335 or jhallee@ultimusfundsolutions.com.

Very truly yours,

Bernstein Shur